

STATEMENT OF FINANCIAL CONDITION

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Statement of Financial Condition

Year Ended December 31, 2023

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Managing Member
CION Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CION Securities, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

New York, New York
February 22, 2024

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CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Statement of Financial Condition

December 31, 2023

Assets

Cash	$	634,433
Prepaid expenses		103,823
Due from affiliate		109
Total assets	$	738,365

Liabilities and member's equity

Liabilities:		
Accrued expenses	$	37,131
Due to Parent		55,537
Total liabilities		92,668
Member's equity:		
Member's contributions		94,289,600
Accumulated deficit		(93,643,903)
Total member's equity		645,697
Total liabilities and member's equity	$	738,365

See accompanying notes to Statement of Financial Condition.

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Notes to Statement of Financial Condition

December 31, 2023

1. Organization

CION Securities, LLC, or the Company, is a Delaware limited liability company and a wholly-owned subsidiary of CION Investment Group, LLC, or CIG or the Parent. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and is characterized as a non-covered firm engaging in non-covered activities pursuant to the exemptive provision under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, promulgated by the Securities and Exchange Commission, or the SEC, since the Company does not take custody of any customer funds or securities, does not carry customer accounts and does not carry PAB accounts. The Company's primary business activity is to manage the distribution of investment products to individuals, including the sale of shares of beneficial interest of CION Ares Diversified Credit Fund, or CADC, and shares of common stock of CION Man Residential REIT, Inc., or CMRR, both affiliated entities. On September 22, 2023, the Company ceased managing the distribution of the shares of common stock of CMRR.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition of the Company has been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. Management of the Company has evaluated all subsequent events through February 22, 2024, the date the Statement of Financial Condition was issued.

Cash

The Company's cash is held at one financial institution and at year end exceeds insured limits. The Company periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Revenue Recognition

The Company may receive dealer-manager fees in connection with the offering of investment products. During the year ended December 31, 2023, dealer-manager fees were earned from the sale of shares of beneficial interest of CADC. The amount of dealer-manager fees, typically up to

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies (continued)

0.75% of the gross proceeds from the sale of certain shares of CADC, is determined in accordance with each share class' respective offering documents.

Revenue and fees are earned and recognized when an investor's subscription agreement is accepted by CADC.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Concentration of Risk

During the year ended December 31, 2023, the Company earned 100% of its dealer-manager fee revenue from the sale of shares of beneficial interest of CADC.

Segment Reporting

The Company is one segment for reporting purposes.

Current Expected Credit Loss

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets include cash. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of these financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2023.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,*

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies (continued)

or ASU 2023-07, which expands reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker, or CODM, and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. Additionally, ASU 2023-07 requires all segment profit or loss and assets disclosures to be provided on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 31, 2023. Although the adoption of ASU 2023-07 will not affect the Company's Statement of Financial Condition, the Company is currently in the process of evaluating the impact that ASU 2023-07 will have on its disclosures.

3. Related Parties

Pursuant to an expense-sharing agreement, CIG pays or incurs the Company's expenses and then allocates to the Company, in accordance with the terms and conditions of the expense-sharing agreement, all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales and management activities. These expenses are included net of amounts Due to Parent on the accompanying Statement of Financial Condition.

The Parent increased it's investment in the Company by $14,389,000 through contributions made at various times during the year ended December 31, 2023. The increase was made through direct cash contributions by the Parent.

The Company has incurred a substantial loss during the year ended December 31, 2023 and in the prior years. The Parent will continue to make contributions to the Company through, at least, the next twelve months from February 22, 2024, the date the Statement of Financial Condition was issued. This commitment will allow the Company to meet its obligations and continue as a going concern.

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Notes to Statement of Financial Condition

4. Income Taxes

The Company is a disregarded entity for tax purposes. As a result, the Company has no standalone income tax reporting requirement. The operating results of the Company are included in the consolidated federal and state partnership income tax returns of CIG. CIG files an unincorporated business tax return in New York City.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, or the Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Net Capital Rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds regulatory requirements.

At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 0.17 to 1. At December 31, 2023, the Company had net capital of $541,765, which was $535,587 in excess of its required minimum net capital of $6,178.

Equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined by the Net Capital Rule, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.